BAKER & MCKENZIE

貝克・麥[redacted]律師事務所

07022401

RECEIVED

2007 APR -9 A 10:17

OFFICE OF INTERNATIONAL CORPORATE FINANCE

Baker & McKenzie
14th Floor, Hutchison House
10 Harcourt Road
Central, Hong Kong SAR

香港中環
夏慤道10號
和記大廈14樓

Tel: +852 2846 1888
Fax: +852 2845 0476
DX 180005 QUEENSWAY 1
www.bakernet.com

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April 2, 2007

Our ref: 32002208-000003

By Hand

Securities and Exchange Commission
SEC Headquarters
100 F Street, NE
Washington, DC 20549
USA

CHINA SHIPPING 12g3-2(b)
File No. 82-34857

Mail stop 0405-Attention to Office of International Corporate Finance (202)551-3450

SUPPL

Ladies and Gentlemen,

Re: China Shipping Container Lines Company Limited (the "Company") - Information Furnished Pursuant to Rule 12g3-2(b) Under the Securities Exchange Act of 1934 (File Ref: 82-34857)

This letter and the enclosed materials are furnished to the Commission pursuant to the referenced exemption from the registration requirements of Section 12(g) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), available to foreign private issuers pursuant to Rule 12g3-2(b) thereunder.

The purpose of this letter is to furnish to the Commission the documents relating to the Company which were made public since our last submission dated March 30, 2007, copies of which are enclosed with this letter (A list of index provided in Annex 1).

If you have any questions with regard to this letter, please contact the undersigned in the Hong Kong office of Baker & McKenzie by telephone at 011-852-2846-2312, 011-852-2846-2475 or by facsimile at 011-852-2845-0476.

On behalf of the Company, thank you for your attention to this matter.

Very truly yours,

p.p. [signature]

Joyce Yip/ Ingrid Ling

Encl.

PROCESSED
APR 13 2007
THOMSON FINANCIAL

B Dw 4/10

ANDREW J.L. AGLIONBY
BRIAN BARRON
EDMOND CHAN
ELSA S.C. CHAN
RICO W.K. CHAN
BARRY W.M. CHENG
MILTON CHENG
DEBBIE F. CHEUNG
PEGGY P.Y. CHEUNG
CHEUNG YUK-TONG
STEPHEN R. ENO*
DAVID FLEMING
GEORGE FORRAI*
DOROTHEA KOO
WILLIAM KUO
HARVEY LAU
ANGELA W.Y. LEE**
LAWRENCE LEE
NANCY LEIGH
ANITA P.F. LEUNG
CHEUK YAN LEUNG
LI CHIANG LING
JACKIE LO
ANDREW W. LOCKHART
LOO SHIH YANN
JASON NG
MICHAEL A. OLESNICKY
ANTHONY K.S. POON*
GARY SEIB
JACQUELINE SHEK
STEVEN SIEKER
CHRISTOPHER SMITH
DAVID SMITH
ANDREW TAN
TAN LOKE KHOON
PAUL TAN
POH LEE TAN
CYNTHIA TANG**
KAREN TO
TRACY WUT
RICKY YIU

REGISTERED FOREIGN LAWYERS
SCOTT D. CLEMENS (NEW YORK)
JOHN V. GROBOWSKI (WASHINGTON, DC)
STANLEY JIA (NEW YORK)
ANDREAS W. LAUFFS (NEW YORK; GERMANY)
WON LEE (NEW YORK)
FLORENCE LI (NEW YORK)
JULIE JIMMERSON PENG (CALIFORNIA)
ALLEN SHYU (ILLINOIS)
JOSEPH T. SIMONE (CALIFORNIA)
HOWARD WU (CALIFORNIA)
SIMONE W. YEW (CALIFORNIA)
WINSTON K.T. ZEE (WASHINGTON, DC)

*Notary Public
**China Appointed Attesting Officer

CHINA SHIPPING 12g3-2(b)
File No. 82-34857

Annex 1

A List of Documents Made Public in connection with the Listing since our last submission on March 30, 2007:

1. Announcement of (1) Resignation of Non-Executive Director; (2) Amendment of Articles and (3) Closure of the H Share Register by China Shipping Development Company Limited, released on April 2, 2007.

CHINA SHIPPING 12g3-2(b)
File No. 82-34857

N18

SUPPL

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

CHINA SHIPPING DEVELOPMENT COMPANY LIMITED
中海發展股份有限公司

(a joint stock limited company incorporated in the People's Republic of China with limited liability)
(Stock Code: 1138)

ANNOUNCEMENT

At the Board meeting held on 29 March 2007, resolutions were passed to approve, amongst other matters, the resignation of Mr. Yao as a non-executive Director and the amendment of Articles which will be subject to shareholders' approval, further details of which are set out in this Announcement.

The Board also announces that the H share register of the Company will be closed from Wednesday, 9 May 2007 to Thursday, 7 June 2007 (both days inclusive) for the purpose of determining entitlements of shareholders to dividends.

Reference is made to the announcement (the "Announcement") dated 29 March 2007 of China Shipping Development Company Limited (the "Company") issued pursuant to Rule 13.09(2) whereby resolutions have been passed by the board ("Board") of directors ("Directors") to accept Mr. Yao Zuozhi's ("Mr. Yao") resignation as a non-executive Director of the Company and the proposed amendment to the articles of association ("Articles") of the Company.

RESIGNATION OF MR. YAO AS THE NON-EXECUTIVE DIRECTOR OF THE COMPANY

The Board announces that Mr. Yao has resigned as a non-executive Director of the Company with effect from 29 March 2007 as a result of his retirement. The Board and Mr. Yao confirmed that there are no matters in relation to Mr. Yao's resignation that need to be brought to the attention of the shareholders of the Company and that there is no disagreement between Mr. Yao and the Board. The Board would like to take this opportunity to express its appreciation to Mr. Yao for his valuable contribution to the Company.

AMENDMENT OF ARTICLES

The Board resolved to amend the Articles in order to enhance the supervisory function of the Company's supervisory committee. It was resolved that Article 133 of the Articles be amended to allow up to five members to constitute the supervisory committee rather than the original three members. Such amendments will be subject to shareholders approval at the forthcoming annual general meeting ("AGM"), details of which will be set out in the Company's notice of AGM.

CLOSURE OF THE H SHARE REGISTER

Reference is made to the Company's annual results announcement dated 29 March 2007 whereby the Board recommended the payment of a final dividend of RMB0.30 per share in respect of the year ended 31 December 2006 to shareholders on the register of members at the close of business on Tuesday, 8 May 2007. The H share register of the Company will be closed from Wednesday, 9 May 2007 to Thursday, 7 June 2007 (both days inclusive), during which no transfer of H shares will be effected, for the purpose of determining entitlements of shareholders to dividends.

By Order of the Board of Directors
China Shipping Development Company Limited
Yao Qiaohong
Company Secretary

Shanghai, the People's Republic of China

30 March 2007

As at the date of this announcement, the Board of Directors of the Company comprises of Mr. Li Shaode, Mr. Lin Jianqing, Mr. Wang Daxiong, Mr. Zhang Guofa, Mr. Mao Shijia and Mr. Wang Kunhe as executive Directors, Mr. Ma Xun, Mr. Xie Rong, Mr. Hu Honggao and Mr. Zhou Zhanqun as independent non-executive Directors.

END